United States securities and exchange commission logo





                              September 9, 2020

       Billy Cho
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong
       Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Form 20-F for the
fiscal year ended December 31, 2019
                                                            Filed April 29,
2020
                                                            File No. 001-38205

       Dear Mr. Cho:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2019

       Exhibits 12.1 and 12.2, page 1

   1.                                                   The SEC rules under
Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification
not be altered. Item 601(b)(31) states that the certification must be provided exactly as
stated therein. We note certain differences between the language in paragraphs 4 and 5 of
your disclosure and the language that is required. Please amend your Form 20-F to
include revised certifications as appropriate.
       Item 4. Information on the Company
       Overview of the License Agreements, page 98

   2. For your license agreements with Incyte, Decipher and Novocure, please disclose when
 Billy Cho
Zai Lab Ltd
September 9, 2020
Page 2
         the royalty term is currently expected to expire.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-
3652 with any questions.



FirstName LastNameBilly Cho                                  Sincerely,
Comapany NameZai Lab Ltd
                                                             Division of
Corporation Finance
September 9, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName